Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

Terrestrial Energy Selected for DOE Office of Nuclear Energy Fuel Line Pilot Program, Advancing Comprehensive Nuclear Supply Chain Strategy

Fuel Line Pilot Program selection builds on Terrestrial Energy’s Advanced Reactor Pilot Program participation, underscoring DOE’s confidence in the Company’s IMSR technology and its fuel cycle strategy for commercialization

Fuel Line Pilot Program selection strengthens domestic nuclear fuel supply chain capabilities while supporting accelerated pathway to commercial deployment

CHARLOTTE, N.C. – September 30, 2025 – Terrestrial Energy Inc., a developer of small modular nuclear power plants using Generation IV reactor technology, today announced its selection for the U.S. Department of Energy (DOE) Office of Nuclear Energy’s Fuel Line Pilot Program. This selection represents a significant validation of Terrestrial Energy’s comprehensive Western supply chain strategy and marks another critical milestone in the company’s accelerated Integral Molten Salt Reactor (IMSR) commercialization pathway, further underscoring the Company’s leadership in advanced fuel cycle innovation, strengthening its ability to deliver near-term deployment, and reinforcing its role as a cornerstone in U.S. energy security and industrial competitiveness.

The Fuel Line Pilot Program, established in May under President Trump’s Executive Order 14301, addresses the nation’s shortage of domestic nuclear fuel resources. Through this program, Terrestrial Energy will establish an IMSR fuel line within a DOE-authorized facility, linking early research and demonstration of IMSR fuel salt production directly to commercial licensing and the deployment of its IMSR plant. Through this fuel line project, Terrestrial Energy will strengthen U.S. industrial capability by engaging Western suppliers and partners to advance the molten salt reactor fuel cycle within a secure domestic nuclear fuel supply chain anchored in the United States.

Terrestrial Energy’s selection for the Fuel Line Pilot Program directly complements the company’s recent selection for DOE’s Advanced Reactor Pilot Program announced in August 2025, creating a comprehensive framework that spans both reactor development and fuel supply chain capabilities. Together, these selections position Terrestrial Energy’s IMSR technology at the forefront of America’s nuclear renaissance while validating the company’s integrated approach to commercialization.

Terrestrial Energy’s Western supply chain assurance is anchored by its use of Standard Assay Low-Enriched Uranium (SALEU) fuel, enriched to less than 5% uranium-235. Unlike reactor developers dependent on High-Assay Low-Enriched Uranium (HALEU)—the supply of which faces significant supply challenges worsened by geopolitical tensions—Terrestrial Energy avoids these vulnerabilities, enabling rapid scaling to meet growing market demand for clean, reliable energy across data center, industrial heat, and grid applications. With an established SALEU fuel supply supported by domestic U.S. production, decades of regulatory acceptance, and now by the DOE’s Nuclear Energy Fuel Line Pilot Program, Terrestrial Energy is uniquely positioned to leverage its fuel line project into an accelerated and practical pathway to early IMSR plant deployment.

“President Trump has made clear that a strong nuclear sector is a central component of America’s energy security and prosperity,” said Deputy Secretary of Energy James P. Danly. “Restoring a secure domestic fuel supply will ensure that advanced reactors can move quickly from design to deployment and into operation. The ability to produce these fuels is essential to ensuring American leadership in nuclear energy and to meeting the nation’s growing demand for reliable power.”

“Our selection for both the Advanced Reactor Pilot Program and now the Fuel Line Pilot Program underscores DOE’s confidence in Terrestrial Energy’s IMSR technology and our comprehensive supply chain strategy,” said Simon Irish, CEO of Terrestrial Energy. “This dual recognition validates our focus on delivering not just innovative reactor technology, but the fuel cycle and supply chain ecosystem essential for successful commercialization. Together, these capabilities position Terrestrial Energy to meet the rapidly growing demand for reliable, carbon-free power across multiple industrial sectors.”

Key suppliers such as Westinghouse Electric Company will support this project through fuel supply and logistics, building on Terrestrial Energy’s existing partnership with Westinghouse, launched in 2023, to plan and design an IMSR fuel pilot plant. This collaboration leverages Westinghouse’s established deconversion and fuel manufacturing infrastructure to advance Terrestrial Energy’s IMSR deployment strategy.

Terrestrial Energy’s IMSR plants are designed to deliver zero-carbon, reliable, and dispatchable power as well as high-temperature industrial heat at competitive cost. Their components and materials are drawn from U.S. supply chains anchored in the United States, supporting domestic manufacturing across multiple states. With nameplate capacity of 822 MWth / 390 MWe and a modular design, IMSR plants can provide distributed supply for data centers, industrial applications, and grid support, extending nuclear energy’s reach well beyond traditional electricity markets. Terrestrial Energy’s integrated IMSR development and commercialization strategy positions the company at the forefront of advancing the President’s objectives to rebuild U.S. nuclear fuel and reactor capability.

About Terrestrial Energy

Terrestrial Energy is a developer of Generation IV nuclear plants that use its proprietary Integral Molten Salt Reactor (IMSR). The IMSR captures the full transformative operating benefits of molten salt reactor technology in a plant design that represents true innovation in cost reduction, versatility and functionality of nuclear energy supply. IMSR plants are designed to be small and modular for distributed supply of zero-carbon, reliable, dispatchable, low-cost, high-temperature industrial heat and electricity, and for a dual-use energy role relevant to many industrial applications, such as chemical synthesis and data center operation. In so doing, they extend the application of nuclear energy far beyond electric power markets. Their deployment will support the rapid global decarbonization of the primary energy system across a broad spectrum and increase its sustainability. Terrestrial Energy uses an innovative plant design together with proven and demonstrated molten salt reactor technology and standard nuclear fuel for a nuclear plant with a unique set of operating characteristics and compelling commercial potential. Terrestrial Energy is engaged with regulators, suppliers and industrial partners to build, license and commission the first IMSR plants in the early 2030s.

On March 26, 2025, Terrestrial Energy and HCM II Acquisition Corp. (Nasdaq: HOND) announced that they have entered into a definitive Business Combination Agreement for a business combination (the “Business Combination”) that would result in the combined Company (Terrestrial Energy) to be listed on the Nasdaq Stock Market under the ticker symbol “IMSR”.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Business Combination HCM II and Terrestrial Energy have filed with the SEC a registration statement on Form S-4 (the “Registration Statement”). The Registration Statement has been declared effective by the SEC. The Registration Statement registers the securities to be issued by HCM II in connection with the Business Combination and included a proxy statement of HCM II and a prospectus of HCM II (the “Proxy Statement/Prospectus”), and each of Terrestrial Energy and HCM II may file with the SEC other relevant documents concerning the Business Combination. A definitive Proxy Statement/Prospectus and other relevant documents were mailed to HCM II stockholders as of the record date established for voting on the proposed Business Combination. INVESTORS OF HCM II AND TERRESTRIAL ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT HCM II, TERRESTRIAL ENERGY, AND THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about HCM II and Terrestrial Energy, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by HCM II may be obtained free of charge from HCM II’s website at https://hcmacquisition.com/ or by written request to HCM II at 100 First Stamford Place, Suite 330 Stamford, CT 06902.

Participants in the Solicitation

HCM II and the Company, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of HCM II is set forth in HCM II’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests are set forth in the Registration Statement (and are included in the proxy statement/prospectus) and other relevant documents, which were filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on HCM II and the Company. There can be no assurance that future developments affecting HCM II and the Company will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is actually delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against HCM II, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of HCM II or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of HCM II to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by HCM II shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in that certain prospectus of HCM II dated August 15, 2024 and the HCM II’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither HCM II or Company presently know, or that HCM II or Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of HCM II, the Company, any placement agent nor any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. HCM II, the Company and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither HCM II nor the Company undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

Terrestrial Energy Investor Center:

https://www.terrestrialenergy.com/investors

Terrestrial Energy Media & Investor Contact:

TerrestrialEnergy@icrinc.com

HCM II Investor Contact:

HCM II Acquisition Corp.

Steven Bischoff

sbischoff@hondiuscapital.com

(203) 930-2200